 Exhibit 99.04

VOX ROYALTY CORP.

NOTICE OF MEETING

and

MANAGEMENT INFORMATION CIRCULAR

MEETING OF HOLDERS OF

COMMON SHARE PURCHASE WARRANTS EXPIRING MAY 14, 2022

(THE “WARRANTS”)

to be held on

February 3, 2021

with respect to

AN EXTRAORDINARY RESOLUTION

TO AMEND THE TERMS OF THE WARRANTS

January 6, 2021

January 6, 2021

Dear Warrantholder:

You are invited to attend a meeting of Warrantholders of Vox Royalty Corp. (the “Corporation”) to be held at 10:30 a.m. (Toronto time) on February 3, 2021 in a virtual only format where Warrantholders may attend and participate in the meeting via live audio webcast. At the meeting, you will be asked to consider amendments to the terms of the warrant indenture under which the warrants were created.

Accompanying this Notice of Meeting are a copy of the Information Circular and a form of proxy. These materials can also be viewed at www.sedar.com.

The Corporation is holding the meeting as a completely virtual meeting, which will be conducted via Lumi webcast, where all Warrantholders regardless of geographic location will have an equal opportunity to participate at the meeting and engage with directors of the Corporation and management as well as other Warrantholders. Warrantholders will not be able to attend the meeting in person. Registered Warrantholders and duly appointed proxyholders will be able to attend, participate and vote at the meeting online at https://web.lumiagm.com/251561369 using password “vox2021” (case sensitive). Non-registered Warrantholders (being Warrantholders who hold their Warrants through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to attend the meeting as guests.

If you cannot attend the meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided to the Corporation’s transfer agent, TSX Trust Company, 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1, prior to 10:30 a.m. (Toronto time) on February 1, 2021, or 48 hours prior to any reconvened meeting following an adjournment or postponement of the Meeting. Please refer to the accompanying Information Circular for further information regarding completion and use of the proxy and other information pertaining to the meeting.

The warrants were issued in connection with a private placement offering in May, 2020. The warrants expire on May 14, 2022 and have an exercise price of $4.50 per share, subject to adjustment. The common shares of the Corporation have been trading on the TSX Venture Exchange in the range of $2.20 to $4.30 since May 25, 2020. As of January 5, 2021, the last trading day prior to the date of this Information Circular, the closing price of the common shares was $2.85.

The proposed amendments will: (a) remove the call option; and (b) in conjunction with the foregoing, extend the term of the warrants such that the warrants will expire on May 14, 2023.

The proposed warrant amendments must be approved by an extraordinary resolution which requires an affirmative vote of not less than 66 2/3% of the votes cast at the Meeting. Each warrant is entitled to one vote. Regardless of the number of warrants you own, your vote is important. Whether or not you plan to attend the Meeting, please submit your proxy as soon as possible to ensure that your warrants are represented at the Meeting.

On behalf of the board of directors and management of Vox Royalty Corp., I thank you for your continued support.

Yours sincerely,

“Kyle Floyd”

Kyle Floyd

Chief Executive Officer

VOX ROYALTY CORP.

NOTICE OF MEETING OF HOLDERS OF WARRANTS

TO BE HELD ON FEBRUARY 3, 2021

NOTICE IS HEREBY GIVEN that the meeting (the “Meeting”) of the holders (“Warrantholders”) of common share purchase warrants (the “Warrants”) of VOX ROYALTY CORP. (the “Corporation”) issued and outstanding under a Warrant Indenture dated May 7, 2020 and a first supplemental indenture dated May 14, 2020 (together, the “Warrant Indenture”) between the Corporation and TSX Trust Company (the “ Warrant Agent” or “TSX Trust”) will be held at 10:30 a.m. (Toronto time) on February 3, 2021 in a virtual only format where Warrantholders may attend and participate in the meeting via live audio webcast for the following purposes:

1.	To consider, and if thought appropriate, to approve an extraordinary resolution (“Extraordinary Resolution”), the full text of which is set out in the accompanying management information circular (the “Information Circular”) to amend the Warrant Indenture to (i) remove the call option and (ii) in conjunction with the foregoing, extend the term of the Warrants such that the Warrants will expire on May 14, 2023; and

2.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting are a copy of the Information Circular and a form of proxy. These materials can also be viewed at www.sedar.com.

The Corporation is holding the meeting as a completely virtual meeting, which will be conducted via live webcast, where all Warrantholders regardless of geographic location will have an equal opportunity to participate at the meeting and engage with directors of the Corporation and management as well as other Warrantholders. Warrantholders will not be able to attend the meeting in person. Registered Warrantholders and duly appointed proxyholders will be able to attend, participate and vote at the meeting online at https://web.lumiagm.com/251561369 using password “vox2021” (case sensitive). Non-registered Warrantholders (being Warrantholders who hold their Warrants through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to attend the meeting as guests.

If you cannot attend the meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided to the Corporation’s transfer agent, TSX Trust Company, 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1, prior to 10:30 a.m. (Toronto time) on February 1, or 48 hours prior to any reconvened meeting following an adjournment or postponement of the Meeting. Please refer to the accompanying Information Circular for further information regarding completion and use of the proxy and other information pertaining to the meeting.

Pursuant to the provisions of the Warrant Indenture, any extraordinary resolution passed at the Meeting or any adjournment or postponement thereof will, if passed in accordance with the provisions of the Warrant Indenture, be binding upon all Warrantholders to which the resolution related, whether present or absent at the Meeting.

DATED this 6th day of January, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

“Kyle Floyd”
Kyle Floyd
Chief Executive Officer

 MANAGEMENT INFORMATION CIRCULAR

VOX ROYALTY CORP.

MANAGEMENT INFORMATION CIRCULAR

RELATING TO THE MEETING OF HOLDERS OF

COMMON SHARE PURCHASE WARRANTS

TO BE HELD ON FEBRUARY 3, 2021

VOTING INFORMATION

Solicitation of Proxies

THE INFORMATION CONTAINED IN THIS MANAGEMENT INFORMATION CIRCULAR (“Information Circular”) IS FURNISHED TO THE HOLDERS (the “Warrantholders”) OF COMMON SHARE PURCHASE WARRANTS (“Warrants”) OF VOX ROYALTY CORP. (the “Corporation”) in connection with the solicitation by management of the Corporation of proxies to be used at the meeting (the “Meeting”) of the Warrantholders to be held at 10:30 a.m. (Toronto time) on February 3, 2021, and at all adjournments thereof, for the purposes set forth in the notice of the Meeting, which accompanies this Information Circular (the “Notice of the Meeting”). The solicitation of proxies will be made primarily by mail but proxies may also be solicited personally or by telephone by officers, directors or regular employees of the Corporation. The cost of the solicitation will be borne by the Corporation.

No person is authorized to give any information or to make any representation other than those contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The information contained herein is given as of January 6, 2021 except as otherwise indicated. The delivery of this Information Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date of this Information Circular.

Record Date

The board of directors of the Corporation (the “Board”) has fixed the close of business on December 17, 2020 as the record date for the purpose of determining Warrantholders entitled to receive the Notice of Meeting and to vote at the Meeting. Each Warrantholder is who is present at the meeting either in person or by proxy is entitled to one vote for each Warrant held and shown as registered in such holder’s name on the register of Warrants of the Corporation. The list of Warrantholders will be available for inspection during usual business hours at the principal office of the Corporation’s transfer agent, TSX Trust Company, Toronto, Ontario and will also be available for inspection at the Meeting.

Appointment of Proxies

The persons named in the form of proxy accompanying this Information Circular are officers and/or directors of the Corporation. A Warrantholder has the right to appoint a person, who need not be a Warrantholder, other than the persons specified in such form of proxy to attend and act for and on behalf of such Warrantholder at the Meeting. Such right may be exercised by either striking out the names of the persons specified in the form of proxy accompanying this Information Circular and inserting the name of the person to be appointed in the blank space provided in such form of proxy or by completing and executing another form of proxy.

For Warrantholders who wish to appoint a proxyholder, the completed form of proxy must be mailed in the enclosed envelope and received by TSX Trust Company, at the address on the proxy envelope provided prior to 10:30 a.m. (Toronto time) on February 1, 2021 or 48 hours prior to any reconvened meeting following an adjournment or postponement of the Meeting. In addition, Warrantholders who wish to appoint a proxyholder must register such proxyholder with TSX Trust Company, as described below under “How to Appoint a Proxyholder”. Registering your proxyholder is an additional step to be complete AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Control Number that is required to vote at the meting and only being able to attend as a guest.

Enquiries regarding proxy forms can be made by Warrantholders to the Corporation’s transfer agent, TSX Trust Company, 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1, or by telephone at 1-866-600-5869.

Voting of Warrants Represented by Management Proxies

The persons named in the form of proxy accompanying this Information Circular will vote the Warrants in respect of which they are appointed proxy on any ballot that may be called for at the Meeting or any adjournment thereof in accordance with the instructions in the form of proxy. In the absence of instructions, such persons will vote such Warrants in favour of or for each of the matters referred to in the Notice of the Meeting.

The form of proxy accompanying this Information Circular confers discretionary authority upon the persons named therein with respect to amendments to or variations of the matters identified in the Notice of the Meeting and with respect to other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. At the date of this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to be brought before the Meeting. However, if any other matters which are not now known to management of the Corporation should properly be brought before the Meeting or any adjournment thereof, the Warrants represented by any proxy will be voted on such matters in accordance with the judgement of the person named in such proxy.

Revocation of Proxies

A registered Warrantholder who has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by such registered holder or by his, her or its attorney authorized in writing at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any reconvened meeting following an adjournment or postponement thereof; or (c) in any other manner permitted by law.

A Non-Registered Warrantholder (as defined below) who wishes to revoke a voting instruction form or a waiver of the right to receive meeting materials should contact his, her or its Intermediary for instructions.

Non-Registered Warrantholders

Some Warrantholders beneficially own Warrants that are registered in the name of a broker, another intermediary or an agent of that broker or intermediary (“Non-Registered Warrantholders”).

Without specific instructions, intermediaries are prohibited from voting Warrants for their clients.

If you are a Non-Registered Warrantholder, it is vital that the Voting Instruction Form provided to you by your broker, intermediary or its agent is returned according to their instructions, sufficiently in advance of the deadline specified by the broker, intermediary or agent, to ensure that they are able to provide voting instructions on your behalf.

If you are a Non-Registered Warrantholder, you have the right to attend and vote your Warrants directly at the Meeting. If you are a Non-Registered Warrantholder and you wish to attend and vote at the Meeting virtually, you should take the following steps:

1.	Write your name in the space provided for that purpose on the voting instruction form and return it in accordance with the directions of the Intermediary. The intermediary will send the Non-Registered Warrantholder a form of proxy which has already been signed by the intermediary (typically by a facsimile stamped signature), which is restricted as to the number of Warrants beneficially owned by the Non-Registered Warrantholder and which names the Non-Registered Warrantholder as proxyholder. This form of proxy need not be signed by the Non-Registered Warrantholder.

2.	Deposit the form of proxy with TSX Trust Company in accordance with the instructions set out above.

3.	Obtain a Control Number by contacting TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75. Requests for Control Numbers must be made prior to 10:30 a.m. (Toronto time) on February 1, 2021.

Non-Registered Warrantholders should carefully follow the instructions of their intermediaries, including those regarding when and where the voting instruction form or form of proxy is to be delivered.

The Corporation is sending proxy-related materials directly to non-objecting beneficial owners under NI 54-101. Management of the Corporation does not intend to pay for intermediaries to forward the meeting materials and voting instruction form to objecting beneficial owners under NI 54-101 and accordingly an objecting beneficial owner will not receive the meeting materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

A Non-Registered Warrantholder may revoke a form of proxy or voting instruction form given to an intermediary at any time by written notice to the intermediary in accordance with the instructions given to the Non-Registered Warrantholder by its intermediary.

How to Vote your Warrants

Registered Warrantholders

If you are a registered Warrantholder you may either vote in person at the Meeting or by proxy.

Voting at the Meeting

At the meeting, registered holders may vote by completing a ballot online, as further described below under “How to Attend the Virtual Only Meeting”. If you are a Non-Registered Warrantholder and wish to attend, participate or vote at the meeting, you MUST insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below under “How to Appoint a Proxyholder”. By doing so, you are instructing your intermediary to appoint you as its proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

Non-Registered Warrantholder who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to attend the meeting as guests. This is because the Corporation and our transfer agent, TSX Trust Company, do not have a record of the Non-Registered Warrantholders of the Corporation, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder.

How to Appoint a Proxyholder

The following applies to Warrantholders who wish to appoint a person (a “third party proxyholder”) other than the management nominees identified in the form of proxy or voting instruction form as proxyholder, including Non-Registered Warrantholders who wish to appoint themselves as proxyholder to attend, participate or vote at the meeting.

Warrantholders who wish to appoint a third party proxyholder to attend and participate at the meeting as their proxyholder and vote their shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that proxyholder with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75. If you are a Non-Registered Warrantholder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Control Number that is required to vote at the meeting and only being able to attend as a guest.

•	Step 1: Submit your form of proxy or voting instruction form: To appoint a third party proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

•	Step 2: Register your proxyholder: To register a third party proxyholder, Warrantholders must register that proxyholder with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75 by no later than 10:30 a.m. (Toronto time) on February 1, 2021 so that TSX Trust Company may provide the proxyholder with a Control Number via email. Without a Control Number, proxyholders will not be able to vote at the meeting but will be able to participate as a guest.

How to Attend the Virtual Only Meeting

The Corporation is holding the meeting as a completely virtual meeting, which will be conducted via live webcast. Warrantholders will not be able to attend the meeting in person. In order to attend, participate or vote at the meeting (including for voting and asking questions at the meeting), Warrantholders must have a valid Control Number.

Attending the meeting online enables registered Warrantholders and duly appointed proxyholders, including Non-Registered Warrantholders who have duly appointed third party proxyholders, to participate at the meeting, ask questions and vote, all in real time. Registered Warrantholders and duly appointed third party proxyholders can vote at the appropriate times during the meeting. Guests, including Non-Registered Warrantholders who have not duly appointed a third party proxyholder, can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote.

•	Log in online at https://web.lumiagm.com/251561369. We recommend that you log in at least one hour before the meeting starts.

•	Click “Login” and then enter your 12-digit Control Number and Password “vox2021” (case sensitive).
•	When the ballots have been opened you will see them appear on your screen. OR
•	Click “Guest” and then complete the online form.

Registered Warrantholders: The Control Number located on the form of proxy or in the email notification you received is your Control Number. If as a registered Warrantholders you are using your Control Number to login to the meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will not be able to participate at the meeting online.

Duly appointed proxyholders: TSX Trust Company will provide the proxyholder with a Control Number by e-mail after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “How to Appoint a Proxyholder” above.

If you attend the meeting online, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow ample time to check into the meeting online and complete the related procedure.

United States Beneficial Owners: To attend and vote at the virtual meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the meeting. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the meeting, you must submit a copy of your legal proxy to TSX Trust Company. Requests for registration should be directed to:

TSX Trust Company

ATTM: Proxy Department

301-100 Adelaide Street West

Toronto, ON M5H 4H1

Phone: 1.866.600.5869

Email: tsxtrustproxyvoting@tmx.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than February 1, 2021 by 10:30 a.m. (Toronto time). You will receive a confirmation of your registration by email after TSX Trust Company receives your registration materials. You may attend the Meeting and vote your shares at https://web.lumiagm.com/251561369 during the Meeting. Please note that you are required to register your appointment at https://tsxtrust.com/resource/en/75.

Quorum

Pursuant to the Warrant Indenture (as defined below), the quorum for the Meeting consists of Warrantholders present in person or by proxy and entitled to purchase at least 20% of the aggregate number of the then outstanding Warrants.

Pursuant to the Warrant Indenture, if a quorum of the Warrantholders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting shall be adjourned to the same day in the next week at the same time and place and no notice of adjournment will be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the Notice of Meeting. At the adjourned meeting, the Warrantholders present in person or by proxy shall form a quorum and may transact any business for which the Meeting was originally convened, notwithstanding that they may not represent at least 20% of the aggregate number of all the then outstanding Warrants.

WARRANTS AND PRINCIPAL HOLDERS THEREOF

The Corporation has an aggregate of 2,289,667 Warrants outstanding as at the date hereof pursuant to a warrant indenture dated May 7, 2020 and a first supplemental indenture dated May 14, 2020 (together, the “Warrant Indenture”) as more fully described below under the heading “Background and Reasons for the Warrant Amendments”. The Corporation has called the meeting of Warrantholders in respect of the Warrant Indenture. At the Meeting, the Warrantholders will be asked to approve, with or without amendments, an Extraordinary Resolution (as defined below) in respect of the proposed Warrant Amendments (as defined below).

Each holder of a Warrant of record at the close of business on December 17, 2020, the record date established for notice of the Meeting, will, unless otherwise specified herein, be entitled to one vote for each one Warrant held by such holder on all matters to be brought before the Meeting.

Europac Gold Fund exercises control or direction over 333,350 Warrants, representing 14.56% of the Total Warrants which may be voted at the Meeting. To the knowledge of the directors and officers of the Corporation, Europac Gold Fund is the only person or corporation that owns, directly or indirectly, or exercises control or direction over Warrants carrying in excess of 10% of the voting rights attached to the Warrants which may be voted at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

Proposed Amendment of Warrant Indentures

The Warrant Indenture confers upon the Warrantholders the power, exercisable by extraordinary resolution, to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of the Warrantholders under the Warrant Indenture, and also authorizes the Corporation and the Warrant Agent to enter into supplemental indentures containing such modification, abrogation, alteration, compromise or arrangement.

Given the power of the Warrantholders to supplement the Warrant Indenture, at the Meeting, the Warrantholders will be asked to consider, and if thought appropriate, to approve an Extraordinary Resolution (the “ Amendment Resolution”) to amend the terms of the Warrant Indenture: (a) to remove the obligation of the Corporation to purchase for cancellation from the Warrantholders thereof all of the then outstanding Warrants that were issued under the Qualifying Transaction (as defined below) if at any time following the closing of the Qualifying Transaction the market price of the shares of the Corporation exceeds C$4.00, subject to adjustment, for 15 consecutive trading days (the “Call Option”), and (b) in conjunction with the foregoing, to extend the term of the Warrants by 1 (one) year such that the Warrants will expire on May 14, 2023 (the “Warrant Amendments”). The full text of the Amendment Resolution is set out below under the heading “Amendment Resolution”.

Background and Reasons for the Warrant Amendments

The Warrants

In May, 2020, Silverstream SEZC (“SilverStream”) completed a private placement offering of 4,579,361 subscription receipts in conjunction with a three-cornered amalgamation with the Corporation and AIM3 Merger Sub Cayman Ltd. (the “Qualifying Transaction”) pursuant to a business combination agreement dated February 26, 2020. Following the satisfaction of various terms and conditions as set out in the subscription receipt agreement dated May 7, 2020, each subscription receipt was automatically converted into one ordinary share of SilverStream and one half of one warrant of SilverStream. In connection with the closing of the Qualifying Transaction, all ordinary shares and warrants of SilverStream were converted into common shares and Warrants of the Corporation, resulting in the issuance of 2,289,667 Warrants. The Corporation included the Call Option in the Warrant Indenture as a means to prevent dilution of the Corporation’s share prices during key growth phases in its business development. As of the date hereof, there are 2,289,667 Warrants issued and outstanding.

Note that the Corporation also has outstanding 200,000 warrants expiring on April 29, 2022 and 72,341 warrants expiring on May 14, 2022, both with an exercise price of C$3.00, which are not governed by the Warrant Indenture and are therefore not relevant to the Warrant Amendments proposed herein.

The Corporation’s Capital Structure Rationalization

The Corporation believes the Warrant Amendments will:

1.	Provide flexibility for the Corporation to maintain liquidity and raise capital to fund the current operations of the Corporation;

2.	Provide working capital flexibility for general working capital purposes, additional royalty acquisitions and implementation of a normal course issuer bid program;

3.	Allow Warrantholders to participate more effectively and efficiently in the equity upside of the Corporation; and

4.	Reduce uncertainty related to volatilities in commodity prices and the financial market and the contingent nature of the Warrants.

Given the potential increase in the need for alternative sources of financing in the mining industry, the Corporation wishes to remove the Call Option to free up liquidity in order to increase its ability to complete acquisitions and execute on its business plan. In conjunction with the removal of the Call Option, the Corporation also wishes to extend the term of the Warrants by one year such that the Warrants will expire on May 14, 2023.

In order to effect the proposed Warrant Amendments, Warrantholders are being asked to consider and approve, with or without amendment, an Extraordinary Resolution as set out below.

Proposed Warrant Amendments

TSXV Policies provide the Corporation can amend the terms of Warrants if:

(a)	the Warrants are not listed for trading;

(a)	the exercise price of the Warrants is higher than the current market price;

(b)	no Warrants of the class have been exercised within the last six months;

(c)	at least two weeks remain before the expiry date of the Warrants; and

(d)	the Corporation issues a news release disclosing the proposed amendments and that the amendments are subject to TSXV acceptance.

Remove Call Option

The Corporation proposes to remove the Call Option as set out in Section 3.9 of the Warrant Indenture in order to increase the Corporation’s liquidity allowing it to better execute on its business plan.

Extend Warrant Term

The Corporation may extend the term of the Warrants to a date that is no later than five years after the date of issuance. The Warrants are currently set to expire 24 months after their issue date and therefore in conjunction with the removal of the Call Option, the Corporation proposes to extend the term of the Warrants by an additional 12 months such that the Warrants will expire on May 14, 2023.

Benefits of Proposed Warrant Amendments

In considering whether to recommend the approval of the proposed Warrant Amendments and the Extraordinary Resolution to the Warrantholders, the Board of Directors has given consideration to a number of factors including:

1.	reducing uncertainty related to volatilities in commodity prices and the financial market and the contingent nature of the Warrants;

2.	providing flexibility for the Corporation to maintain liquidity and raise capital to fund the current operations of the Corporation; and

3.	allowing Warrantholders to participate more effectively and efficiently in the equity upside of the Corporation.

The above discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive but is believed by the Board of Directors to include the material factors considered by the Board of Directors in its decision to recommend the approval of the Extraordinary Resolution. The Board of Directors did not consider it practical, nor did it attempt, to quantify or otherwise assign relative weights to the foregoing factors that were considered in reaching its decision. In addition, in considering the factors described above, individual members of the Board of Directors may have given different weights to various factors and may have applied different analyses to each of the material factors considered by the Board of Directors. The members of the Board of Directors made their recommendation based upon the totality of the information presented to and considered by them.

Amendment Resolution

For the reasons described above, the Board of Directors of the Corporation unanimously recommends that Warrantholders vote “FOR” the following Extraordinary Resolution, which must be approved by the holders of not less than 66 2/3% of the aggregate number of Warrants represented at the Meeting in person or by proxy and voted upon a poll:

BE IT RESOLVED BY EXTRAORDINARY RESOLUTION THAT:

1. The warrant indenture dated May 7, 2020 and a first supplemental indenture dated May 14, 2020 (together, the “Warrant Indenture”) between Vox Royalty Corp. (the “Corporation”) and TSX Trust Company, as warrant agent (the “Warrant Agent”) and the warrants issued thereunder be amended (the “Warrant Amendments”) as required to: (a) strike out the Call Option (as defined in the Warrant Indenture) as set out under Section 3.9 of the Warrant Indenture; and (b) in conjunction with the foregoing, extend the term of the warrants by one year such that the warrants will expire on May 14, 2023;

2. The Warrant Amendments be and are hereby authorized and approved, and the Corporation and Warrant Agent be and are hereby authorized to execute and deliver a supplemental indenture which supplemental indenture incorporates the Warrant Amendments, and execution as aforesaid by both the Corporation and Warrant Agent shall be conclusive evidence of the approval of such supplemental indenture;

3. To the extent that any non-material amendments to the form of warrant certificate (the “Warrant Certificate”) are necessary in connection with the Warrant Amendments, the Corporation and Warrant Agent be and are hereby authorized to approve such amendments to the Warrant Certificate, provided that such amendments, as determined by the Warrant Agent in its sole discretion, do not change the terms of the Warrants in any way that is adverse to the Warrantholders, and the execution by the Warrant Agent and the Corporation of the amended Warrant Certificates shall be conclusive evidence of such approval;

4. The Warrant Agent is hereby authorized and directed to, on behalf of Warrantholders, negotiate the final form, enter into, execute, under the corporate seal of the Corporation or otherwise, deliver or cause to be delivered or accept, as the case may be, any amending agreement or supplemental indenture or such other agreements and documents in order to give effect to the intent of these resolutions with such additions thereto, changes therein and deletions therefrom, if any, as such officer or director shall consider necessary or desirable and shall approve, such approval to be conclusively evidenced by his or her execution thereof;

5. Any one officer or director of the Corporation, be and he or she is hereby authorized and directed to negotiate the final form, enter into, execute, under the corporate seal of the Corporation or otherwise, deliver or cause to be delivered or accept, as the case may be, for and on behalf of the Corporation, any amending agreement or supplemental indenture or such other agreements and documents in order to give effect to the intent of these resolutions with such additions thereto, changes therein and deletions therefrom, if any, as such officer or director shall consider necessary or desirable and shall approve, such approval to be conclusively evidenced by his or her execution thereof; and

6. Notwithstanding that this resolution has been duly passed by Warrantholders, the directors of the Corporation be, and they are hereby, authorized and empowered to abandon and revoke this resolution at any time and to not proceed with the transactions contemplated by entering into a supplemental indenture, without further approval of the Warrantholders.

Warrantholder Approval

In order for the Extraordinary Resolution to be passed, it must be proposed at a meeting of Warrantholder at which there are present in person or by proxy Warrantholders holding at least 20% of the aggregate number of the then issued and outstanding Warrants and passed by the affirmative votes of Warrantholders representing not less than 66 2/3% of the aggregate number of Warrants then outstanding at the meeting and voted on the poll upon such resolution.

Unless otherwise directed, the management representatives named in the accompanying form of proxy intend to vote FOR the Extraordinary Resolution at the Meeting. The Board of Directors unanimously recommends that Warrantholders vote FOR the Warrant Amendments.

Recommendation of the Board of Directors

The Board of Directors has concluded the Warrant Amendments and Amendment Resolution are in the best interests of the Corporation, and as such, authorized submission of this Information Circular and the proposed Amendment Resolution to Warrantholders for approval.

Other Approvals

Pursuant to the requirements of the TSXV, the proposed Warrant Amendments must be approved by the TSXV. The Corporation has requested and obtained conditional approval of the TSXV for the Warrant Amendments being considered by Warrantholders at the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or senior officer of the Corporation, or associate or affiliate of any such director or senior officer, is or has been indebted to the Corporation since the beginning of the last completed financial year of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as described elsewhere herein, none of the directors or executive officers of the Corporation, nor any of their associates or affiliates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as described in this Information Circular, and to the knowledge of the Corporation, none of the directors, officers or insiders of the Corporation, or any associate or affiliate of the foregoing has, or has had, any material interest in any transaction since the commencement of the last financial year or in any proposed transaction that has materially affected, or will materially affect, the Corporation or any of its affiliates except as set out below.

OTHER BUSINESS

As of the date of this Information Circular, the Board of Directors does not know of any other matters to be brought to the Meeting, other than those set forth in the Notice of Meeting. If other matters are properly brought before the Meeting, the persons named in the enclosed proxy will vote the proxy on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Warrantholders can request copies of the Corporation’s financial statements and Management’s Discussion & Analysis by contacting the Corporation at info@voxroyalty.com. The Corporation’s financial information is provided in the Corporation’s interim financial statements and Management’s Discussion & Analysis for the three and nine months ended September 30, 2020, which documents were filed on SEDAR on November 17, 2020.

Forward-Looking Information

From time to time, the Corporation makes written and oral forward-looking statements and otherwise provides forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking information”), including certain forward-looking information contained in this Information Circular. Forward-looking information is typically identified by future or conditional verbs such as “will”, “should”, “would” and “could” or words such as “outlook”, “believe”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “plan”, and terms and expressions of similar import.

The forward-looking information in the Information Circular includes references to, but is not limited to: the approval of the Extraordinary Resolution by Warrantholders at the Meeting; the proposed amendments of the Warrant Indentures; and the receipt of required regulatory approvals, including the approval of the TSXV. By its very nature, forward-looking information involves numerous assumptions and is subject to inherent risks and uncertainties, which give rise to the possibility that the Corporation’s predictions, forecasts, projections, expectations and conclusions will not prove to be accurate, that its assumptions may not be correct and that its strategic goals will not be achieved.

A variety of factors, many of which are beyond the Corporation’s control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to: that the Warrantholders may not approve the Extraordinary Resolution at the Meeting; and that the Corporation may not be able to obtain required regulatory approvals in respect of the Warrant Amendments. it is important to note that the preceding list is not exhaustive of possible factors.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking information as a number of important factors could cause events and the Corporation’s actual results to differ materially from the expectations expressed in such forward-looking information. Unless required by securities law, the Corporation does not undertake to update any forward-looking information, whether written or verbal, that may be made from time to time by it or on its behalf.

The forward-looking information contained in this Information Circular is presented for the purpose of interpreting the information contained herein and may not be appropriate for other purposes.

DIRECTORS’ APPROVAL

The contents and sending of this Information Circular have been approved by the directors of the Corporation.